Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

(212) 735-3000
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http://www.skadden.com

DIRECT DIAL
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EMAIL ADDRESS
Veronica.Castillo@SKADDEN.COM

                                                                            May 11, 2011

VIA EDGAR
John M. Ganley
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: The Cushing MLP Total Return Fund (File No. 811-22072)

Dear Mr. Ganley:

The Cushing MLP Total Return Fund (the "Fund") has authorized us to submit this letter to you on their behalf.  In a telephone conversation we had on Thursday May 5, 2011, you requested that the Fund either (a) file a revised definitive proxy statement on Schedule 14A (a "Revised Proxy Statement") providing certain additional information regarding one of the Fund's proposals contained in its definitive proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on April 15, 2011 (the "Proxy Statement") or (b) submit correspondence to your office explaining why the Fund concluded that a Revised Proxy Statement was not necessary.  On the telephone call, you requested additional disclosure related to the Fund's proposal to amend its agreement and declaration of trust.  Specifically, you asked for (1) a more detailed schedule of the Fund's capital loss carryforwards expiration dates and (2) additional formulations and disclosure regarding the effect of a change in ownership as triggered by Section 382 of the Internal Revenue Code (the "Code").  During the call we communicated to you the Fund's view that the requested disclosures were not material and that the Proxy Statement, as mailed to shareholders, did not contain a material misstatement or omit to state a material fact.

The Fund reviewed the disclosure contained within the Proxy Statement and continues to believe that the Proxy Statement (i) does not contain any statement which, at the time and in the light of the circumstances under which it was made, is false or misleading with respect to any material fact or (ii) omits to state any material fact necessary in order to make the statements therein not false or misleading.  The Fund believes the Proxy Statement complies with the proxy disclosure rules of Regulation 14A and the form set forth in Schedule 14A.  The staff has not asserted otherwise. The Proxy Statement discloses the fact that the Fund's capital loss carryforwards begin to expire in 2013 and such statement is accurate and not misleading.  The Proxy Statement gives an overview of Section 382 under the Code and an explanation of how an ownership change is calculated under such section.  In the Fund's view, any additional information regarding Section 382 and the calculation of an ownership change would be highly technical and, rather than clarifying, such disclosure would likely only be confusing to a shareholder.

We note that the request to file a Revised Proxy Statement came a few weeks after we received telephonic clearance on April 14, 2011 to file and print the Proxy Statement.  The proposal to amend the Fund's agreement and declaration of trust has already received sufficient affirmative votes from shareholders for approval at the annual meeting on May 12, 2011.  The Fund considered the costs of preparing, filing and mailing a Revised Proxy Statement and of adjourning its annual meeting, revising proxy cards and recounting votes (which costs would be borne by the Fund's shareholders) and found that such costs, burdens and potential shareholder confusion significantly outweigh the potential benefits to shareholders of the delivery of a Revised Proxy Statement containing the requested information.  Therefore, the Fund respectfully declines to add the disclosures for the foregoing reasons.

If you have any questions or comments or require any additional information, please telephone me at (212) 735-3859.

Sincerely,

/s/ Veronica Castillo

Veronica Castillo, Esq.